Filed with the Securities and Exchange Commission on August 28 2002
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

In the Matter of Conectiv and Subsidiaries File No. 70-9499 (Public Utility Holding Company Act of 1935)	CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

This Certificate of Notification pursuant to Rule 24 (18 C.F.R. Section 250.24) is filed by Conectiv, a Delaware Corporation, in connection with transactions proposed in Post-Effective Amendments Nos. 1 to 5 to the Declaration on Form U-1 in the above File as previously amended by amendment No. 1 and authorized by orders (the "Orders") of the Securities and Exchange Commission dated September 27, 1999, January 28, 2000 and April 27, 2000.

The following transactions have been completed during the period from April 1, 2002 to August 1, 2002:
On June 25, 2002, the Board of Directors of Conectiv declared a Common Stock dividend of $18,250,675 and a Common Stock Class A dividend of $1,435,579 for total dividend payments of $19,686,254.
On July 25, 2002, the Board of Directors of Conectiv declared a Common Stock dividend of $5,807,033 and a Common Stock Class A dividend of $459,385 for total dividend payments of $6,266,418.
No action was undertaken pursuant to the Orders.

The foregoing transactions as described above and in the Application/Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Orders issued by the Commission with respect thereto

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

August 28, 2002	Conectiv Atlantic City Electric Company Delmarva Power & Light Company /s/ Donna Kinzel Donna Kinzel Assistant Treasurer

EXHIBIT INDEX
F-4	Past-tense opinion of counsel